NEURALSTEM, INC.
9700 GREAT SENECA HIGHWAY, SUITE 240
ROCKVILLE, MD 20850
(301) 366-4841

August 30, 2006

VIA EDGAR

Sonia Barros
United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

RE:	NEURALSTEM, INC.
REGISTRATION STATEMENT ON FORM SB-2
FILE NUMBER 333-132923

Dear Ms. Barros:

Based upon the conversation between Mr. Mark Brunhofer of the Commission and our attorneys on August 29, 2006, in which Mr. Brunhofer notified our attorneys that the foregoing registration statement was cleared for effectiveness, please be advised that Neuralstem, Inc. hereby requests that the registration statement be declared effective at 4:00 pm EST, or as soon as practicable thereafter, on Wednesday, August 30, 2006.

We hereby acknowledge that:

1.
Should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing.

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve Neuralstem, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.
Neuralstem, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Garr

Richard Garr
Chief Executive Officer